QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2015, 2014, AND 2013

(Expressed in Canadian Dollars, unless otherwise stated)

To the Shareholders and Directors of
Quartz Mountain Resources Ltd.

We have audited the accompanying consolidated financial statements of Quartz Mountain Resources Ltd., which comprise the consolidated balance sheets as of July 31, 2015 and 2014, and the related consolidated statements of loss and comprehensive loss, changes in shareholder’s deficiency, and cash flows for the years ended July 31, 2015, 2014, and 2013 and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Quartz Mountain Resources Ltd. as at July 31, 2015 and 2014 and its financial performance and its cash flows for the years ended July 31, 2015, 2014, and 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that Quartz Mountain Resources Ltd. has suffered recurring losses from operations and has a net capital deficiency. These matters, along with the other matters set forth in Note 1, indicate the existence of material uncertainties that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

November 25, 2015

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	July 31	July 31
	2015	2014

ASSETS

Current assets
Cash and cash equivalents	$461,986	$1,025,320
Amounts receivable and other assets (note 3)	16,419	11,504
	478,405	1,036,824

Restricted cash	–	38,563
Amounts receivable and other assets (note 3)	–	8,295
Mineral property interests (note 4)	2	891,628

Total assets	$478,407	$1,975,310

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current liabilities
Amounts payable and other liabilities (note 6)	$4,062	$6,844
Convertible debenture – current portion (note 7)	50,000	600,000
Due to a related party (note 9(b))	2,973,276	2,957,075
	3,027,338	3,563,919

Convertible debenture (note 7)	450,000	–

Total liabilities	3,477,338	3,563,919

Shareholders' deficiency
Share capital (note 5)	26,050,118	26,050,118
Reserves	592,011	592,011
Accumulated deficit	(29,641,060)	(28,230,738)
Total shareholders' deficiency	(2,998,931)	(1,588,609)

Total liabilities and shareholders' deficiency	$478,407	$1,975,310

Nature and continuance of operations (note 1)

The accompanying notes are an integral part of these consolidated financial statements.

/s/ James Kerr	/s/ Ronald W. Thiessen

James Kerr	Ronald W. Thiessen
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)

	For the year ended July 31
	2015	2014	2013
Expenses
Exploration and evaluation	$14,067	$261,971	$3,880,441
Assays and analysis	5,147	20,921	359,928
Drilling	–	90,773	265,336
Engineering	–	–	21,518
Geological	8,175	67,687	1,560,880
Graphics	145	3,417	47,464
Property payments	–	1,409	83,962
Site activities	–	37,549	723,338
Sustainability	600	17,257	34,333
Transportation	–	4,770	690,565
Travel and accommodation	–	18,188	93,117

General and administration	472,773	603,998	1,359,671
Conferences and travel	–	8,147	40,197
Legal, accounting and audit	34,775	50,321	61,634
Office and administration	406,667	505,061	1,161,928
Regulatory, trust and filing	20,209	21,904	45,371
Shareholder communications	11,122	18,565	50,541

Equity-settled share-based payments (note 5(c))	–	–	210,872
	(486,840)	(865,969)	(5,450,984)
Other items
Flow-through share premium (note 8)	–	35,639	462,990
Impairment of mineral property interest (note 4(a))	(891,626)	–	–
Interest income	10,750	9,225	10,984
Interest expense (note 7)	(42,606)	(44,087)	(40,326)
Gain on disposition of a mineral property interest (note 4(a))	–	–	1,578,969
Tax related to flow-through financing (note 8)	–	(235)	(20,460)
Loss and comprehensive loss for the year	$(1,410,322)	$(865,427)	$(3,458,827)

Basic and diluted loss per common share	$(0.05)	$(0.03)	$(0.13)

Weighted average number of common shares outstanding	27,299,513	27,299,513	26,223,006

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statement of Changes in Shareholders’ Equity (Deficiency)
(Expressed in Canadian Dollars)

	Share Capital		Reserve
					Total
			Equity-settled		shareholders'
	Number of		share-based	Accumulated	equity
	shares	Amount	payments	deficit	(deficiency)

Balance at August 1, 2012	22,032,793	$24,514,381	$381,139	$(23,906,484)	$989,036
Loss for the year	–	–	–	(3,458,827)	(3,458,827)
Equity-settled share-based payments (note 5(c))	–	–	210,872	–	210,872
Shares issued for cash, net of issuance costs (note 5(b))	2,214,323	528,160	–	–	528,160
Shares issued for property option payments (note 4(a))	3,052,397	1,007,577	–	–	1,007,577
Balance at July 31, 2013	27,299,513	$26,050,118	$592,011	$(27,365,311)	$(723,182)

Balance at August 1, 2013	27,299,513	$26,050,118	$592,011	$(27,365,311)	$(723,182)
Loss for the year	–	–	–	(865,427)	(865,427)
Balance at July 31, 2014	27,299,513	$26,050,118	$592,011	$(28,230,738)	$(1,588,609)

Balance at August 1, 2014	27,299,513	$26,050,118	$592,011	$(28,230,738)	$(1,588,609)
Loss for the year	–	–	–	(1,410,322)	(1,410,322)
Balance at July 31, 2015	27,299,513	$26,050,118	$592,011	$(29,641,060)	$(2,998,931)

The accompanyin g notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	For the year ended July 31
	2015	2014		2013
Cash flows from operating activities:
Loss for the year	$(1,410,322)	$(865,427	) $	(3,458,827)
Adjusted for:
Equity-settled share-based payments (note 5(c))	–	–		210,872
Flow-through share premium	–	(35,639)		(462,990)
Gain on disposition of a mineral property interest (note 4(a))				(1,578,969)
Impairment of mineral property interest	891,626	–		–
Interest income	(10,750)	(9,225)		(10,984)
Interest expense	42,606	44,087		40,326
Shares issued for property option payments (note 4(a))	–	–		5,000
Changes in non-cash working capital items:
Amounts receivable and other assets - current	(4,915)	131,990		149,350
Amounts receivable and other assets - non-current	8,295	191,705		(200,000)
Amounts payable and other liabilities	(871)	(122,334)		(474,310)
Due to a related party	16,201	491,076		1,607,365
Restricted cash	38,563	119,824		(80,387)
Net cash used in operating activities	(429,567)	(53,943)		(4,253,554)

Cash flows from investing activities:
Acquisition of the Galaxie Project	–	–		(50,000)
Disposition of mineral property interest (note 4(a))	–	402,636		2,000,000
Interest received	10,750	9,225		10,984
Net cash provided by investing activities	10,750	411,861		1,960,984

Cash flows from financing activities:
Proceeds from issuance of share capital, net of issuance
costs (note 7(b))	–	–		615,780
Principal payment on convertible debenture (note 7)	(100,000)	–		(30,000)
Interest paid on convertible debenture (note 7)	(44,517)	(38,991)		(37,268)
Net cash used in/(provided) by financing activities	(144,517)	(38,991)		548,512

Increase (decrease) in cash and cash equivalents	(563,334)	318,927		(1,744,058)
Cash and cash equivalents, beginning of year	1,025,320	706,393		2,450,451
Cash and cash equivalents, end of year	$461,986	$1,025,320		$706,393

Supplemental cash flow information:
Components of cash and cash equivalents
Business and savings accounts	$461,986	$523,507		$706,393
Cash held in guaranteed investment certificates	–	501,813		–
	$461,986	$1,025,320		$706,393

Non cash investing and financing activities:
Property acquisition costs paid through issuance of shares (note 4(a))	$–	$–		$1,002,577
Property acquisition costs paid through issuance of convertible debenture (note 4(a))	–	–		650,000
Portion of debenture assubed by Amarc (note 4(a))	–	–		240,000
Extinguishment of receivable from Amarc (note 4(a))	–	(240,000)		–

The accompanyin g notes are an integral part of these consolidated financial statements.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2015, 2014, and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. ("Quartz Mountain" or the "Company") is a Canadian public company incorporated in British Columbia on August 3, 1982. The Company's corporate office is located at 1040 West Georgia Street, 15th Floor, Vancouver, British Columbia, Canada. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These consolidated financial statements (the "Financial Statements") of the Company as at and for the year ended July 31, 2015 include Quartz Mountain Resources Ltd. and its subsidiary (together referred to as the "Company"). Quartz Mountain Resources Ltd. is the ultimate parent entity of the group.

These Financial Statements have been prepared on a going concern basis which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. As at July 31, 2015, the Company had cash and cash equivalents of $ $461,986, a working capital deficit, and negative net assets. The Company's continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these projects, obtaining the necessary permits to mine, on future profitable production of any mine and the proceeds from the disposition of the mineral property interests. General market conditions for junior exploration companies have resulted in depressed equity prices.

These material uncertainties raise substantial doubt about the ability of the Company to continue as a going concern.

In October 2014, the Company entered into an agreement with the holder of its convertible debenture to restructure the payment terms of the debenture (note 7).

Of the total current liabilities of $3,027,338 at July 31, 2015, approximately $2,973,276 is payable to Hunter Dickinson Services Inc. ("HDSI"), a related party (note 9(b)).

Management believes that it is able to maintain its core mineral rights in good standing for the next 12 month period. Additional debt or equity financing will be required to fund exploration or development programs. There can be no assurance that the Company will be able to obtain additional financial resources or achieve positive cash flows. If the Company is unable to obtain adequate additional financing, it will need to curtail its expenditures further, until additional funds can be raised through financing activities.

These Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2015, 2014, and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and the International Financial Reporting Interpretations Committee (“IFRIC”) effective for the Company's fiscal year ended July 31, 2015.

Issuance of these Financial Statements was authorized by the Company’s Board of Directors on November 25, 2015.

(b)	Basis of presentation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments measured at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)	Significant accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

The impact of such estimates is pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that management believes are reasonable under the circumstances. Changes in the subjective inputs and assumptions can materially affect fair value estimates.

Specific areas where significant estimates or judgements exist are:

Sources of estimation uncertainty:

•	Estimated fair values of mineral property interests; and

•

Provisions for income taxes are an estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of each reporting period. However, it is possible that at some future date a change in tax liabilities or taxes recoverable could result from audits by taxation authorities. Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2015, 2014, and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

Critical accounting judgments:

•	Assessment of the Company's ability to continue as a going concern; and

•	The recoverability of the carrying value of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest. The carrying value of these assets is reviewed by management when events or circumstances indicate that its carrying value may not be recovered. If impairment is determined to exist, an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount (note 4(a)).

(d)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and the subsidiaries that it controls. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Intercompany balances and transactions, including any unrealized income and expenses arising from intercompany transactions, are eliminated upon consolidation.

At July 31, 2015 and July 31, 2014 the Company held an ownership interest in the following subsidiary:

Name of Subsidiary	Place of Incorporation	Ownership Interest	Principal Activity
Wavecrest Resources Inc.	Delaware	100%	Holding company

(e)	Foreign currency

The functional and presentation currency of the Company and its subsidiary, as at July 31, 2015, is the Canadian dollar.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the period end date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated. Gains and losses arising on translation are included in profit or loss for the period.

(f)	Financial instruments

Financial assets and liabilities are recognized when the Company becomes party to the contracts that give rise to them. The Company determines the classification of its financial assets and liabilities at initial recognition and, where allowed and appropriate, re-evaluates such classification at each financial year end. The Company does not have any derivative financial instruments.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2015, 2014, and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

Non-derivative financial assets:

The Company classifies its non-derivative financial assets into the following categories:

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise amounts receivable, restricted cash and cash and cash equivalents, described as follows:

Cash and cash equivalents

Cash and cash equivalents in the balance sheet consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase or redeemable fixed-term deposits which are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. The Company's cash and cash equivalents are invested in business and savings accounts which are available on demand by the Company for its programs.

Non-derivative financial liabilities:

The Company's non-derivative financial liabilities comprise financial liabilities measured at amortized cost. Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method. Financial liabilities measured at amortized cost comprise amounts payable and other liabilities, balances due to a related party and a convertible debenture.

Impairment of financial assets:

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or

•	default or delinquency in interest or principal payments; or

•	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as amounts receivable, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2015, 2014, and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

(g)	Exploration and evaluation expenditures

Exploration and evaluation expenditures are expenditures incurred by the Company in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

Exploration and evaluation expenditures are expensed as incurred, except for initial expenditures associated with the acquisition of exploration and evaluation assets through a business combination or an asset acquisition.

Exploration and evaluation expenditures include the cash consideration and the estimated fair market value of common shares on the date of issue or as otherwise provided under the relevant agreements.

Costs for properties for which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until a feasibility study has determined that the property is capable of commercial production.

Administrative expenditures related to exploration activities are expensed in the period incurred.

Mineral property interests

Expenditures incurred by the Company in connection with a mineral property after the technical feasibility and commercial viability of extracting a mineral resource are demonstrable are capitalized. Such amounts are then amortized over the estimated life of the property following the commencement of commercial production, or are written off if the property is sold, allowed to lapse or abandoned, or when impairment has been determined to have occurred.

Mineral property interests, if any, are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, mineral property interests attributable to that area of interest are first tested for impairment and then reclassified to mineral property and development assets within property, plant and equipment.

Recoverability of the carrying amount of mineral property interests is dependent on successful development and commercial exploitation, or alternatively, a sale of the respective areas of interest.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2015, 2014, and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

(h)	Impairment of non-financial assets

At the end of each reporting period the carrying amounts of the Company's assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the greater of (i) fair value less costs to sell, and (ii) value in use. Fair value is estimated as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current assessments of the Company's cost of capital and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and an impairment loss is recognized in the profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(i)	Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issuance of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects.

Flow–through shares

Canadian tax legislation permits mining entities to issue flow–through shares to investors. Flow–through shares are securities issued to investors whereby the deductions for tax purposes related to eligible Canadian exploration expenses ("CEE"), as defined in the Income Tax Act (Canada), may be claimed by investors instead of the entity, pursuant to a defined renunciation process.

Renunciation may occur:

•	prospectively (namely, the flow–through shares are issued, renunciation occurs and CEE are incurred subsequently); or

•	retrospectively (namely, the flow–through shares are issued, CEE are then incurred, and renunciation occurs subsequently).

Flow–through shares are recorded in share capital at the fair value of common shares on date of issuance. When flow–through shares are issued, the difference between the fair value of non-flow-through common shares and the amount the investors pay for flow–through shares is recorded as a deferred liability called "flow-through share premium". This deferred liability is credited to profit or loss when the eligible expenses are incurred and renounced to investors.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2015, 2014, and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

Upon eligible expenses being incurred, the Company derecognizes the liability and recognizes a deferred tax liability, if any, for the amount of tax reduction renounced to shareholders. The premium is recognized as other income and the related deferred tax is recognized as a tax provision.

(j)	Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

(k)	Share-based payments

Share-based payments to employees and others providing similar services are measured at the fair value of the instruments at the grant date. The fair value determined at the grant date is charged to operations over the vesting period, based on the Company's estimate of equity instruments that will eventually vest. The Company revises the estimate on each reporting date and the effect of the change is recognized in profit or loss.

Share-based payment transactions with other parties are measured at the fair value of the goods or services received, except where the fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

(l)	Rehabilitation provision

An obligation to incur rehabilitation and site restoration costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged against earnings over the life of the operation.

The Company has no material rehabilitation and site restoration costs, as the disturbance to date has been minimal.

(m)	Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in shareholders’ deficiency, in which case it is recognized in shareholders’ deficiency.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2015, 2014, and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The following temporary differences are not provided for:

•	goodwill not deductible for tax purposes;

•	the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and

•	differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future.

The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(n)	Government assistance

When the Company is entitled to receive mineral exploration tax credits and other government grants, these amounts are recognized as a cost recovery within exploration and evaluation expenditures when there is reasonable assurance of their recovery.

(o)	Compound financial instruments

Compound financial instruments issued by the Company comprise a convertible debenture that can be converted into a fixed number of the Company's common shares at the option of the holder.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component, if any, is recognized initially as the difference between the estimated fair value of the compound financial instrument as a whole and the estimated fair value of the liability component. Directly attributable transaction costs, if material, are allocated to the liability and equity components in proportion to their initial carrying amounts.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2015, 2014, and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

(p)	Joint venture activities and joint controlled operations

Joint control is defined as the contractually agreed sharing of control over an economic activity, and exists only when the strategic, financial and operating decisions essential to the relevant activities require the unanimous consent of the parties sharing control. When the Company enters into agreements that provide for specific percentage interests in exploration properties, a portion of the Company's exploration activities is conducted jointly with others, without establishment of a corporation, partnership or other entity.

Under IFRS 11 "Joint Arrangements", this type of joint control of mineral assets and joint exploration and/or development activities is considered as a joint operation, which is defined as a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

In its financial statements, the Company recognizes the following in relation to its interest in a joint operation:

•	its assets, including its share of any assets held jointly;

•	its liabilities, including its share of any liabilities incurred jointly;

•	its revenue from the sale of its share of the output of the joint operation; and

•	its expenses, including its share of any expenses incurred jointly

(q)	Changes in accounting policies and new accounting pronouncements

Amendments, Interpretations, Revised and New Standards Adopted by the Company

The following standards and amendments to existing standards have been adopted by the Company effective August 1, 2014:

These include IAS 32 (Amendment) Offsetting Financial Assets and Financial Liabilities, IAS 36 (Amendment) Recoverable Amount Disclosures for Non-Financial Assets, and IFRIC 21 Levies. The Company has adopted these policies and they did not have a significant effect on the financial statements. The nature and the impact of each new standard are described below:

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

The amendment to IAS 32, Financial Instruments: Presentation, requires that a financial asset and financial liability should only be offset and the net amount reported when an entity has a legal enforceable right to set off the amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)

Under the amended IAS 36, Impairment, the recoverable amount of a CGU is required to be disclosed only when an impairment loss has been recognized or reversed.

IFRIC 21, Levies

IFRIC 21 clarifies that obligating events giving rise to a liability to pay a levy is the activity described in the relevant legislation that triggers payments of the levy.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2015, 2014, and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

New standards, amendments and interpretations to existing standards not yet effective

Effective for annual periods beginning on or after January 1, 2016

•	IAS 1 – Presentation of Financial Statements
•	IFRS 14, Regulatory Deferral Accruals
•	Amendments to IFRS 11, Joint Operations
•	Amendments to IAS 16 and IAS 38, Depreciation and Amortization

Effective for annual periods beginning on or after January 1, 2018

•	IFRS 15, Revenue from Contracts with Customers
•	IFRS 9, Financial Instruments – Classification and Measurement

The Company has not early adopted these new standards, interpretations, or amendments to existing standards, and is currently assessing the impact that these standards will have on the Company's Financial Statements.

3.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	July 31, 2015	July 31, 2014
Current:
Sales tax receivable	$3,300	$4,834
Prepaid insurance	6,040	6,670
Estimated British Columbia Mineral Exploration Tax Credit recoverable	7,079	–
Total	$16,419	$11,504
Non-current:
Estimated British Columbia Mineral Exploration Tax Credit recoverable	$–	$8,295

4.	MINERAL PROPERTY INTERESTS

	July 31, 2015	July 31,2014
Galaxie Project (note 4(a))	$1	$891,627
Angel's Camp royalty (note 4(b))	1	1
Total	$2	$891,628

(a)	Galaxie Project

The Company holds a 100% mineral property interest in the Galaxie Project, which is situated in the Stikine Terrane, a region in northwestern BC, and it includes the Gnat Pass Property and the Hotailuh Slope mineral claims. The Company also holds a 100% interest in the ZNT property located in central British Columbia. The property was staked by the Company in 2012.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2015, 2014, and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

The Gnat Pass claims were acquired in August 2012 from Finsbury Exploration Ltd. ("Finsbury"), a private company with certain directors common with the Company, by:

•	issuing 2,038,111 shares with a fair value of $672,577 to Finsbury,

•	issuing 1,000,000 shares with a fair value of $330,000 to Bearclaw Capital Corp. ("Bearclaw").

•	making a cash payment of $50,000 to Bearclaw, and

•	issuing a $650,000 convertible debenture (the "Debenture") (note 7) to Bearclaw.

The Company’s mineral property interest in Gnat Pass Property is subject to a net smelter returns (NSR) royalty agreement which requires the payment to a third party of a 1% NSR royalty – up to a maximum of $7,500,000.

In November 2012, the Company and Amarc Resources Ltd. (“Amarc”), a publicly traded company with certain directors in common with the Company, entered into an agreement, pursuant to which Amarc could earn up to 50% ownership interest in the Galaxie and ZNT Projects, subject to certain earn-in requirements. In December 2012, the Company and Amarc formed an unincorporated joint arrangement to conduct exploration activities at the combined Galaxie-ZNT Project. The Company recognized a gain of $1,578,969 in relation to the 40% disposition of the Galaxie ZNT Project to the Joint Arrangement.

In June 2013, the Company and Amarc entered into further agreements to exploration programs at the Galaxie and ZNT properties. Amounts received from Amarc totalling $402,636 pursuant to these agreements were recorded as reductions to the carrying amount of mineral property interest.

On March 31, 2014 the Company and Amarc agreed to terminate the joint arrangements governing exploration activities at both the Galaxie and ZNT properties. Pursuant to the terms of the termination of the joint arrangements, the Company regained a 100% interest in the Galaxie and ZNT properties.

Impairment

As of July 31, 2015, the carrying amount of the Company’s mineral property interest in the Galaxie Project exceeded the Company’s market capitalization. During the last two years, in view of a very high level of uncertainty as to the availability of capital resources, the Company has maintained a strategy of conserving its cash resources and, while the Company believes that its mineral assets have exploration potential, curtailed activities relating to the Galaxie project to a minimum level that is necessary to maintain core mineral claims in good standing. The Company believes that, as per IFRS 6, these circumstances require an impairment testing of its mineral property interest in the Galaxie project under IAS 36, Impairment of Assets (“IAS 36”). Due to measurement uncertainties inherent in the valuation of mineral resources and in view of the prevailing uncertainty in the capital markets, the Company has determined that a reliable estimate of the recoverable amount for the mineral property interest in the Galaxie Project cannot be made. Consequently, the Company has written-down the carrying amount of the mineral property interest to a nominal amount. For the purposes of IAS 36, the Company considers the Galaxie Project as a single cash generating unit.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2015, 2014, and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

(b)	Angel's Camp Property

The Company retains a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property located in Lake County, Oregon. The Angel's Camp property is currently held by Alamos Gold Inc.

The royalty has been recorded at a nominal amount of $1.

5.	CAPITAL AND RESERVES

(a)	Authorized share capital

At July 31, 2015, the authorized share capital of the Company comprised an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

No preferred shares have been issued to date. All issued common shares are fully paid.

(b)	Private Placement and Flow-Through Financing

In December 2012, the Company completed a non-brokered private placement (the "2012 Private Placement") of 2,214,323 common shares for aggregate gross proceeds of $641,202. The 2012 Private Placement was comprised of:

•	461,914 non-flow-through common shares issued at a price of $0.25 per share for gross proceeds of $115,479; and

•	1,752,409 flow-through common shares issued at $0.30 per share, including a premium of $0.05 per share over the offering price for the non-flow through common shares, for gross proceeds of $525,723 (the "Flow-through Funds").

After issuance costs of $25,422, net cash proceeds from the 2012 Private Placement were $615,780, of which $87,620 was recorded as a flow-through share premium liability (note 8) and the balance of $528,160 was allocated to the common shares issued.

(c)	Equity-Settled Share-Based Payments

The Company has a share purchase option plan (the “Plan”) approved by the Company's shareholders that allows the Board of Directors to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees, and service providers. The Plan is based on the maximum number of eligible shares equaling 10% of the Company's outstanding common shares, calculated from time to time.

The exercise price of each share purchase option is set by the Board of Directors at the time of grant but cannot be less than the five day volume weighted average trading price of the Company's shares calculated on the day prior to the grant. Share purchase options may have a maximum term of ten years (although share purchase options have generally been granted with a term of up to five years) and typically terminate 90 days following the termination of the optionee's employment or engagement, except in the case of retirement or death. The vesting period for share purchase options is at the discretion of the Board of Directors at the time the options are granted.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2015, 2014, and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

The following summarizes the changes in the Company's share purchase options:

Number of options with an exercise price of $0.45	Year ended July 31
	2015	2014	2013
Options outstanding at beginning of year	1,587,000	1,705,800	1,767,600
Forfeited during the year	(36,900)	(118,800)	(61,800)
Expired during the year	(722,100)	–	–
Options outstanding and exercisable at the end of year	828,000	1,587,000	1,705,800

The weighted average contractual remaining life of the share purchase options outstanding and exercisable at July 31, 2015 was 1.47 years (July 31, 2014 – 1.5 years, July 31, 2013 – 2.5 years).

6.	AMOUNTS PAYABLE AND OTHER LIABILITIES

	Year ended July 31
	2015	2014
Amounts payable	$4,062	$6,438
Accrued liabilities	–	406
Total	$4,062	$6,844

7.	CONVERTIBLE DEBENTURE

	2015	2014	2013
Balance at the beginning of the year	$600,000	$600,000	$–
Convertible debenture issued	–	–	650,000
Portion of payment made pursuant to amendment by Amarc (note 4(a))	–	–	(20,000)
Payment made pursuant to amendment by the Company	–	–	(30,000)
Repayment during year	(100,000)	–	–
Balance at the end of the year	$500,000	$600,000	$600,000

Current portion	$50,000	$600,000	$–
Non-current portion	450,000	–	600,000
	$500,000	$600,000	$600,000

Pursuant to the purchase of the Gnat Pass Property (note 4(a)) in fiscal 2013, the Company issued an unsecured $650,000 convertible debenture (the "Debenture") to the vendor, Bearclaw Capital Corp. (“Bearclaw”), as part of the purchase price. In July 2013, Quartz Mountain and the holder of the Debenture entered into an agreement to amend the Debenture, whereby among other things, a principal payment of $50,000 toward the Debenture was made, reducing the outstanding balance to $600,000. The interest rate applicable on the new balance of $600,000 and for the remaining term of the Debenture was increased to 10% per annum from 8% per annum, and the maturity date was extended to October 31, 2014 from October 31, 2013. Interest on the Debenture was payable quarterly in arrears and the principal sum of Debenture, along with any unpaid interest, was convertible at the option of the debenture holder into the Company's common shares at $0.15 per share (previously $0.40 per share) on or before maturity of the Debenture on October 31, 2014.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2015, 2014, and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

Effective October 1, 2014, the Company and Bearclaw amended (the “Amendment”) the terms of the Debenture pursuant to which the Company made a principal payment of $50,000 against the Debenture and the remaining balance of $550,000 (the “Principal Sum”) was to be payable in equal annual installments of $50,000, commencing on January 31, 2015 (completed) and thereafter on or before January 31 of each subsequent year until the Principal Sum is fully repaid. Effective October 1, 2014, the Principal Sum outstanding bears interest at 7.5% per annum, payable quarterly in arrears.

Upon a completion by the Company of an equity financing (the “New Financing”) for a minimum amount of $1,000,000, at least 50% of any outstanding balance of the Principal Sum along with any interest accrued thereon will be automatically converted (the “Automatic Conversion”) into the Company’s common shares. Bearclaw may elect to convert, concurrent to the Automatic Conversion, any portion of the remaining 50% of outstanding balance of the Principal Sum and accrued interest thereon (the “Optional Conversion”). For the purposes of Automatic Conversion and Optional Conversion of any principal sum, subject to the rules and policies of the TSX Venture Exchange, the conversion price will be determined as the greater of (i) the volume-weighted average trading price of common shares of the Company on the Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the date of such conversion and (ii) the price at which the Company issues common shares pursuant to the New Financing. For the purposes of the Automatic Conversion and the Optional Conversion of any accrued interest, the conversion price will be the market price of the Company’s common shares on the date of conversion. Other than pursuant to the Automatic Conversion and Optional Conversion provisions, Bearclaw does not have an option to convert the Debenture into the Company’s common shares.

The Company has determined that, for the purposes of IAS 39 Financial Instruments: Recognition and Measurement, the Amendment resulted in a substantial modification of the terms of the Debenture and it has been accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability; however, no gain or loss was recognized as the fair value of the latter equaled the carrying amount of the former.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2015, 2014, and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

As at July 31, 2015, long-term debt repayments over the next five years are as follows:

Fiscal year			Payments
	Payments	Payments	(principal and
	(principal)	(interest)	interest)
2016	$50,000	$36,051	$86,051
2017	50,000	32,209	82,209
2018	50,000	28,459	78,459
2019	50,000	24,709	74,709
2020	50,000	21,010	71,010
Remaining term	250,000	48,555	298,555
Total	$500,000	$190,993	$690,993

8.	FLOW-THROUGH SHARE PREMIUM LIABILITY

Pursuant to the private placement of flow-through shares during calendar 2013, the Company was obligated to spend the proceeds on eligible Canadian Exploration Expenses ("CEE") (as defined in the Income Tax Act) prior to December 31, 2013 and to renounce them to the investors. Accordingly, a flow-through share premium liability was recognized and drawn down to $nil as these CEE expenditures were incurred. During the year ended July 31, 2014 and 2013, the Company recognized $35,639 and $462,990, respectively, in the consolidated statements of loss and comprehensive loss as de-recognition of flow-through share premium liability.

9.	RELATED PARTY BALANCES AND TRANSACTIONS

(a)	Transactions with Key Management Personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2015, 2014, and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

The Company compensated key management personnel as follows:

	Year ended July 31
	2015	2014	2013
Short-term employee benefits, including salaries and directors fees	$159,918	$169,096	$420,943
Equity-settled share-based payments	–	–	84,589
	$159,918	$169,096	$505,532

Short-term employee benefits include salaries, director’s fees and amounts paid to HDSI (note 9(b)) for services provided to the Company by certain HDSI personnel who serve as directors or officers of the Company.

(b)	Entities with Significant Influence over the Company

The Company's management believes that Hunter Dickinson Services Inc. ("HDSI"), a private entity, has the power to participate in the financial or operating policies of the Company. Scott Cousens, Robert Dickinson, and Ronald Thiessen, are directors of both the Company and HDSI. Michael Lee and Trevor Thomas are officers of the Company and are employees of HDSI.

Pursuant to a management agreement between the Company and HDSI, dated July 2, 2010, the Company receives geological, engineering, corporate development, administrative, management and shareholder communication services from HDSI. These services are provided based on annually set rates. HDSI also incurs third party costs on behalf of the Company on full-cost recovery basis.

Transactions with HDSI parties were as follows:

	Year ended July 31
	2015	2014	2013
HDSI: Services received based on management services agreement	$252,253	$511,241	$2,462,779
HDSI: Reimbursement of third party expenses paid	69,810	24,151	122,318

Outstanding balances were as follows:

	July 31, 2015	July 31, 2014
Balance payable to HDSI	$2,973,276	$2,957,075

The Company acquired mineral property interest (note 4(a)) from Finsbury, a private company with certain directors in common with the Company.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2015, 2014, and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

10.	EMPLOYEES BENEFIT EXPENSES

The amount of employees' salaries and benefits during the year ended July 31, 2015 was $327,135 (2014 – $528,801; 2013 – $2,614,921).

11.	OPERATING SEGMENTS

The Company operates in a single reportable operating segment – the acquisition, exploration and evaluation of mineral property interests. The Company is currently focused on the acquisition and exploration of mineral property interests in Canada.

12.	TAXATION

(a)	Provision for current tax

No provision has been made for current income taxes, as the Company has no taxable income.

(b)	Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized.

As at July 31, 2015, the Company had unused non-capital loss carry forwards of approximately $5,279,000 (2014 – $4,459,000) in Canada and $48,000 (2014 – $40,000) in the United States.

The Company had approximately $4,347,000 (2014 – $4,343,000) of resource tax pools available, which may be used to shelter certain resource income.

Reconciliation of effective tax rate:

Year ended July 31	2015	2014	2013
Loss for the year	$(1,410,322)	$(865,427)	$(3,458,827)
Income tax expense	–	–	–
Loss excluding income tax	$(1,410,322)	$(865,427)	$(3,458,827)

Income tax recovery using the Company's domestic tax rate	$(367,000)	$(225,000)	$(874,000)
Non-deductible expenses and other	31,000	147,000	693,000
Change in deferred tax rates	(2,000)	–	(77,000)
Differences in statutory tax rates	(1,000)	(2,000)	(9,000)
Changes in unrecognized temporary differences	339,000	80,000	267,000
	$–	$–	$–

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2015, 2014, and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

The Company's domestic tax rate during the year ended July 31, 2015 was 26% (2014 – 26%; 2013 – 25.33%) and the effective tax rate was nil (2014 – nil; 2013 – nil).

As at July 31, 2015, the Company had the following balances in respect of which no deferred tax assets had been recognized:

		Resource	Equipment
Expiry:	Tax losses	pools	and other
Within one year	$137,000	$–	$–
One to five years	10,000	–	42,000
After five years	5,180,000	–	82,000
No expiry date	–	4,347,000	114,000
	$5,327,000	$4,347,000	$238,000

13.	FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

(a)	Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and amounts receivable. The Company limits its exposure to credit risk on liquid financial assets by only investing its cash and cash equivalents with high-credit quality financial institutions in business and savings accounts. The carrying value of the Company's cash and cash equivalents and amounts receivable represent the maximum exposure to credit risk.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operation, if any, and the Company's holdings of cash and cash equivalents.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2015, 2014, and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

The following obligations existed at July 31, 2015:

		Payments due by period
		Less than 1
	Total	year	1-5 years	After 5 years
Amounts payable and other liabilities (note 6)	$4,062	$4,062	$–	$–
Convertible debenture (note 7)	500,000	50,000	450,000	–
Due to related parties (note 9)	2,973,276	2,973,276	–	–
Total	$3,477,338	$3,027,338	$450,000	$–

The following obligations existed at July 31, 2014:

		Payments due by period
		Less than 1
	Total	year	1-5 years	After 5 years
Amounts payable and other liabilities (note 6)	$6,844	$6,844	$–	$–
Convertible debenture (note 7)	600,000	600,000	–	–
Due to related HDSI (note 9)	2,957,075	–	2,957,075	–
Total	$3,563,919	$606,844	$2,957,075	$–

(c)	Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company's income or the value of its holdings of financial instruments. The Company is not subject to significant market risk.

(d)	Capital management objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to potentially provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise.

The Company considers the components of shareholders' deficiency as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

The Company's investment policy is to invest its cash in highly liquid short–term interest–bearing investments having maturity dates of three months or less from the date of acquisition and that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the year ended July 31, 2015.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2015, 2014, and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

The Company is not subject to any externally imposed equity requirements.

(e)	Fair Value

The fair value of the Company's financial assets and liabilities approximate their carrying amounts.